UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013.

Commission File Number 001-31722

New Gold Inc.

Suite 1800 – 555 Burrard Street
Vancouver, British Columbia V7XC 1M9
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	See the attached Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
	By:	/s/ Susan Toews
Date: June 6, 2013		Susan Toews, Vice President Legal Affairs

Exhibit Index

Exhibit	Description

99.1	Material Change Report for News Release dated May 31, 2013
99.2	Acquisition Agreement dated May 31, 2013
99.3	Lock-up Agreement – Dale Peniuk
99.4	Lock-up Agreement – James Excell
99.5	Lock-up Agreement – Leo Berezan
99.6	Lock-up Agreement – Nicholas Nikolakais
99.7	Lock-up Agreement – Michael Mutchler
99.8	Lock-up Agreement – Stuart Averill
99.9	Lock-up Agreement – Gerald Shields
99.10	Lock-up Agreement – Raymond Threlkeld
99.11	Lock-up Agreement – Garett MacDonald
99.12	Lock-up Agreement – Kerry Sparkes
99.13	Lock-up Agreement – Kyle Stanfield
99.14	Lock-up Agreement – Richard Pettit